UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 08, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 08 October 2026 entitled ‘VodafoneThree Investor Briefing’.

Vodafone Group Plc
VodafoneThree Investor Briefing
8 October 2026

VodafoneThree ⫶ A key driver of growth and value creation

“Today we are setting out in detail our strategy and growth ambitions for the UK. We are issuing new bolder financial targets and we are outlining the execution plan we have in place to deliver these.

We created VodafoneThree because we saw the opportunity to transform the UK market. To create the scale to invest. To deliver a step change in network quality and customer experience across every region of the UK. And to build a stronger business, creating sustainable long-term value.

After a strong start, we now have even greater confidence in the opportunity ahead. That’s why we are upgrading our cost target to £1 billion, with VodafoneThree set to become an increasingly important contributor to Vodafone’s growth ambitions.”

Margherita Della Valle
Group Chief Executive

●
Cost target upgraded to £1 billion per annum by FY32 (previously £0.7 billion by FY30)

●
New targets:
−         Mid-to-high single digit Adjusted EBITDAaL growth (FY25-32 CAGR), and
−        Operating free cash flow to more than triple by FY32 (versus FY25)

●
A clear path to value creation and a key driver of Vodafone Group’s medium-term cash flow growth ambition

Vodafone Group Plc is hosting an investor briefing later today, focused on VodafoneThree’s strategy, growth ambitions, and the significant value creation it expects to deliver over the coming years, as we build the UK’s best network.

Key highlights from the event, which will be hosted by the CEO of our European Markets, Ahmed Essam, VodafoneThree’s CEO, Max Taylor, and other members of the UK’s senior leadership team are:

1.
A new era of connectivity ⫶ We will connect every community in every corner of the UK. We have strong foundations. We have the UK’s largest mobile customer base, we are #1 for customer experience, and we have the scale to invest in building the UK’s best network. In our first year we have already made significant progress. Our focus is now on delivering the significant opportunities ahead of us.

2.
Building the UK’s best mobile network ⫶ We have more assets than any other UK operator and an ambitious network rollout plan. We have moved at pace, bringing immediate benefits to customers from day one. The next stage in our journey is to build a next-generation 5G standalone, AI-ready network. Across the country, our 10-year £11 billion investment plan will enable us to build the UK’s best network, delivering an unparalleled experience for our customers.

3.
Accelerating our leadership in Consumer ⫶ We are #1 in mobile and the leading challenger in fixed. We have maintained our good commercial momentum post-merger with record low customer churn across all of our brands and growing ARPU1. We have a clear multi-brand strategy that effectively targets different segments of the market. As we build The Nation’s Network, this will provide us with greater opportunities to differentiate and monetise our best-in-class mobile network position. We have recently launched new, market-leading propositions such as SuperMobile and Vodafone TV. We also have significant opportunities for growth in broadband, fixed wireless access and convergence. VodafoneThree is the UK’s fastest growing broadband provider and has the largest fibre footprint of any operator.

4.
Connecting businesses to their potential ⫶ Vodafone Business is a scaled operator with strong foundations and exciting growth opportunities. We support businesses of every size across the UK, from SME to public sector, with our broad range of products and services. We are creating a simpler, more efficient business and further building on our market-leading customer experience. We are differentiating by turning our network and customer scale into a competitive advantage. And we are broadening our capabilities beyond core connectivity into areas such as digital services, sovereignty, security and AI, where we see attractive growth opportunities.

5.
Delivering significant value creation ⫶ We have made strong progress against our cost targets. Our confidence in our clear and detailed execution plan means we are upgrading our target to £1 billion of annual savings by FY32 (previously £0.7 billion per annum by FY30). This is driven by further savings as our network build completes and we benefit further from network rationalisation as well as the benefits of full Group ownership, which enable us to move at an even faster pace. In addition, we see significant potential to drive additional revenue synergies from the merger.

In summary, we have a clear path to delivering significant and sustainable long-term value creation, and VodafoneThree will be a key driver of Vodafone Group’s mid-term ambition for double-digit organic growth in Adjusted Free Cash Flow.

New UK financial targets:

Annual cost saving target	£1 billion per annum by FY32 (£0.8 billion p.a. by FY30)
Adjusted EBITDAaL growth	Mid-to-high single digit CAGR (FY25-32)
Operating free cash flow2 growth	Over 3x (versus FY25)
Return on capital employed3	Exceeding cost of capital by FY32, materially above by FY34

Footnotes

1.
ARPU – Average revenue per user
2.
Operating free cash flow defined as Adjusted EBITDAaL less capital additions
3.
Pre-tax Return on Capital Employed (including goodwill)

Note to editors
A live webcast will be held at 13:00 BST on 8 October 2026 (available at vodafone.com/vodafonethreeinvestorbriefing2026). Presentation materials will be made available on our website from 12:00 BST.

For more information, please contact:
Investor Relations:	vodafone.com/investors	ir@vodafone.co.uk	Media Relations:	vodafone.com/news/media-contacts	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A live webcast will be held at 13:00 BST on 8 October 2026. The webcast and supporting information can be accessed at vodafone.com/investors

Forward-looking statements and other matters

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Vodafone Group’s financial condition, results of operations and businesses, including, but not limited to, the Vodafone Group’s plans and objectives, including the Vodafone Group’s strategy and outlook for VodafoneThree, including its network investment plans, cost and capital expenditure synergy targets and expected returns, and the development and commercialisation of new technology offerings, including artificial intelligence (AI), which are subject to risks and uncertainties because they relate to future events. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. No statement in this presentation is intended as a profit forecast or estimate for any period; the new financial targets set out herein are targets only, reflecting the Vodafone Group’s current expectations and ambitions for VodafoneThree over the medium to long term. Statements of potential cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, any cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. By their nature, forward-looking statements and targets are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements and targets. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal Risks and Uncertainties” in the Vodafone Group Plc Annual Report for the year ended 31 March 2026 and under “Forward-looking statements and other matters” in the Vodafone Group Plc Q1 results for the three months ended 30 June 2026. These reports can be found at investors.vodafone.com. Except as otherwise stated and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and targets and does not undertake any obligation to do so.

This announcement also contains non-GAAP financial information, including Adjusted EBITDAaL, Adjusted EBITDAaL growth, operating free cash flow and return on capital employed, which the Vodafone Group’s management believes is valuable in understanding the performance of the Vodafone Group. However, non-GAAP financial information is not uniformly defined by all companies and therefore it may not be comparable with similarly titled measures disclosed by other companies, including those in the Vodafone Group’s industry. Although these measures are important in the assessment and management of the Vodafone Group’s business, they should not be viewed in isolation or as replacements for, but rather as complementary to, the comparable GAAP measures.

About Vodafone Group

everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems – the backbone of the internet – and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world’s largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across eight African countries – managing more transactions than any other provider.

From the seabed to the stars, Vodafone’s mission is to connect everyone.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About VodafoneThree

VodafoneThree is the UK's largest mobile network operator serving the fixed and mobile market, formed following the merger of Vodafone UK and Three UK in June 2025.

Through an unprecedented £11 billion investment, VodafoneThree will build the UK's best network. The network will deliver reliable, quality connectivity to all nations and regions, creating as many as 13,000 jobs and laying a digital foundation for the country's growth ambitions.

VodafoneThree is the only mobile network operator with a fully funded, regulated and guaranteed network build plan, reaching 99% 5G Standalone population coverage by 2030 and 99.96% by 2034. From big cities to small towns, and everywhere in between, the company's mission is to build the UK's best network.

VodafoneThree encompasses all businesses and assets, including Vodafone UK, Three UK, VOXI Mobile, SMARTY and Talkmobile.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 08, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary